UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,754,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,754,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,754,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,754,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,754,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,754,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Does not include 23,745,600 shares of Common Stock subject to issuances upon the exercise of a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and the conversion of such shares the Series B Convertible Preferred Stock into Common Stock.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 66,024,400
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 66,024,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,571,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

Page 4 of 9 Pages

Item 1. Security and Issuer Identity and Background

This Amendment No. 2 to that certain Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 5, 2016, as amended by Amendment No. 1 thereto dated May 26, 2017 relates to the common stock, $.001 par value per share ( the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

This Amendment No. 2 is being filed to disclose the recent activities set forth in Item 4 (Purpose of Transaction) which was previously numbered as Item 5.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by WealthColony SPV II, L.P., WealthColony Management Group, LLC and Jeffrey Freedman (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

WealthColony SPV II, L.P.	745 Hope Road Eatontown, New Jersey 07724

WealthColony Management Group, LLC	745 Hope Road Eatontown, New Jersey 07724

Jeffrey Freedman	745 Hope Road Eatontown, New Jersey 07724

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

WealthColony SPV II, L.P.	Sole business is to invest in securities of the Issuer

WealthColony Management Group, LLC	Manager of limited partnerships.

Jeffrey Freedman	Manager of WealthColony Management Group, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Person is a citizen of the United States of America. Each of WealthColony SPV II, L.P. and WealthColony Management Group, LLC was formed under Delaware law.

Page 5 of 9 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the available working capital of the Limited Partnership and the personal funds of Jeffrey Freedman.

Item 4. PURPOSE OF TRANSACTION

This Item 4 (previously numbered as Item 5) is being amended to add the following:

On June 2, 2017, WealthColony Management Group, LLC, as the General Partner of the Limited Partnership, delivered a letter to the Board of Directors of the Issuer on behalf of the Limited Partnership to provide additional information with respect to its plans for the Issuer upon the change in the composition of the Issuer’s Board of Directors that was requested in its letter to the Board dated May 25, 2017. The letter advised that the proposed plans and requested actions (as updated by the letter) are as follows:

Management Changes

●	Randy Beller is reappointed as a member of the Board of Directors of the Issuer and is appointed as interim Chief Executive Officer.

●	Jeffrey Freedman is appointed as Chairman of the Board.

●	Jamieson Karson resigns as Chairman and member of the Board of Directors.

●	Ronald Crane resigns as member of the Board of Directors.

Transition Issues

●	During the ninety (90) day period following the appointment of the Board (the “Transition Period”), Mr. Karson will remain as an officer of the Issuer and assist the Issuer in implementing the plan described in this letter and identifying a new Chief Executive Officer.

●	Assuming Mr. Karson’s continued service and cooperation through the Transition Period, Mr. Karson will receive cash severance in accordance with his employment agreement but must agree to forfeit all shares of the Company’s common stock that he currently owns and all rights to receive shares of common stock pursuant to his employment agreement.

●	During the Transition Period, Mr. Karson and other Issuer personnel will provide the new management team with all Issuer contracts and contact information for all of the Issuer’s current and prospective business partners, including names, titles, e-mail addresses and phone numbers.

●	Mr. Beller will be paid a moderate salary during the transition process.

Restructuring

Phase I

●	WealthColony Management Group, LLC will work with other interested parties to establish and fund a new company (“Newco”) which will acquire all bulk wholesale (i.e., non-tetra/grocery) rights from the Issuer to manufacture and sell Soupman products, including sales to franchisees, convenience stores, national restaurant chains, retail merchants and food truck/carts for $1,000,000.

Page 6 of 9 Pages

●	The proceeds from the sale of the bulk wholesale rights will be used to stabilize operations, including creditor relationships, order fulfillment and other operational matters during the Transition Period.

Phase II

●	Newco obtains additional financing and restarts bulk production and pays royalties to the Issuer on Newco sales.

●	Newco embarks on plan to refinance/replace existing creditors on more favorable terms.

WealthColony Management Group, LLC advised that in formulating its proposal, it took into account that the Issuer’s SEC filings indicate that the Issuer has generated no revenues from the bulk sale of soup to franchisees during the last twelve months, and that its proposal provides the Issuer with an opportunity to monetize a neglected asset and help protect brand quality which is risked when franchisees acquire soup from third parties.

The letter further advised the Board that WealthColony Management Group, LLC reserves the right to pursue all other options to protect the Limited Partnership’s investment in the Issuer, including, but not limited to, seeking to change the composition of the Issuer’s Board of Directors.

The foregoing description of the June 2, 2017 letter is a summary, is not complete and is qualified in its entirety by reference to the full text of the June 2, 2017 letter, a copy of which is attached to this Schedule 13D as Exhibit 5.

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the Board of Directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 5 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) WealthColony Management Group, LLC and Jeffrey Freedman may be deemed the beneficial owners of up to 66,571,400 shares of Common Stock representing approximately 23.0% of the outstanding shares of the Issuer’s Common Stock.  This does not include shares issuable upon the conversion of Series B Convertible Preferred Stock which are issuable upon exercise of the Warrant.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 288,845,379 shares of Common Stock outstanding as of May 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2017.

(b) By virtue of their control of the Limited Partnership, WealthColony Management Group, LLC and Jeffrey Freedman share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the securities of the Issuer held by the Limited Partnership.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Page 7 of 9 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-3 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016 (filed with the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on July 5, 2016 and incorporated by reference herein).

4.

Letter to Board of Directors dated May 25, 2017 (filed with Amendment No. 1 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on May 26, 2017 and incorporated by reference herein).

5.	Letter to Board of Directors dated June 2, 2017.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2017

WEALTHCOLONY SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

Page 9 of 9 Pages